Mines Richmont inc.

110, avenue Principale
Rouyn-Noranda, QC
J9X 4P2, CANADA

Tél. :   (819) 797-2465
Téléc. : (819) 797-0166
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES ACQUIRES EAST AMPHI AND FOURAX PROPERTIES FROM McWATTERS

MONTREAL, December 9, 2003 – Richmont Mines Inc. announces today that it has concluded a transaction with McWatters Mining Inc. ("McWatters") whereby Richmont Mines acquired from McWatters the East Amphi Property and the Fourax Property, located near Malartic in northwestern Quebec, for a cash consideration paid on closing of CAN$7 million. McWatters is to complete a CAN$6 million exploration program on the East Amphi Property by December 31, 2004, which will also constitute additional consideration for Richmont Mines under the agreement. Richmont Mines, on behalf of McWatters, will manage the exploration work. Subject to completion of this exploration program, McWatters will be entitled to receive a 2% Net Smelter Returns royalty, applicable after 300,000 ounces of gold is produced from the East Amphi and Fourax properties. Richmont Mines has the option to purchase the 2% royalty for CAN$1.5 million at any time after the start of production.

According to a 2002 study by SNC-Lavalin, on behalf of McWatters, the East-Amphi Property contains measured and indicated resources of 1.85 million tons grading 0.14 ounces of gold per ton for 253,000 ounces of gold. From this total, 535,000 tons grading 0.17 ounces of gold per ton, representing 90,000 ounces of gold, are classified in the measured resources category. Furthermore, most of the resources are located within 750 feet from surface. Richmont Mines is confident that underground exploration work can convert resources into reserves and identify additional resources.

Outlook

This acquisition consolidates Richmont Mines projects in northwestern Quebec since the East Amphi and Fourax properties are located less than 15 kilometers from the Camflo Mill which currently runs at 60% of its capacity. The synergy associated with Richmont Mines' workforce, the easy access to this shallow deposit and the average width of the ore zones of about 20 feet will largely contribute to the profitability of the project. The Company holds no long-term debt and, as of September 30, 2003, it had working capital of CAN$34.8 million. Richmont Mines has no hedging contracts for gold.

Louis Dionne
President

- 30 -

For more information, contact:

Martin Rivard	Telephone:	(819) 797-2465
Executive Vice-President	Fax:	(819) 797-0166
Trading symbol: RIC	Listings:	Toronto – Amex